SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

Announcement 1 July 2008, Lisbon

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that Deutsche Bank AG, a company incorporated under the laws of Germany, with registered office in Taunusanlage 12, Frankfurt am Main (“DB AG”), now holds more than 2% (two percent) of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the acquisition of 121,220 (one hundred and twenty one thousand and two hundred and twenty) PT shares by DB AG, London Branch, on 24 June 2008, through an over the counter transaction. As a result of this transaction, DB AG now holds 18,921,553 (eighteen million, nine hundred and twenty one thousand, five hundred and fifty three) shares representing 2.01% (two point zero one percent) of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that this qualified holding is attributable to DB AG, directly and through entities in a control or group relationship with it, in the following terms:

Entities	No. of shares	% of capital	% of voting rights (according to article 16 of the CVM)
Deutsche Bank AG	15,038,835	1.60	1.60
Deutsche Bank Securities Inc	61,900	0.01	0.01
Deutsche Bank Trust Company Americas	19,076	0.00	0.00
Deutsche Asset Management Investmentgesellschaft mbH	37,726	0.00	0.00
Deutsche Asset Management (Japan) Limited	345	0,00	0,00
Deutsche Investment Management Americas Inc	105,119	0.01	0.01
DWS Investment GmbH	3,555,011	0.38	0.38
DWS (Austria) Investmentgesellschaft mbH	84,835	0.01	0.01
DWS Investment S.A. Luxembourg	7,706	0.00	0.00
Tilney Investment Management	11,000	0.00	0.00
Total	18,921,553	2.01	2.01

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from DB AG.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 28,277,855.31 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.:+351 21 500 1701 Fax:+351 21 500 0800 http://ir.telecom.pt

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.